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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

Hyperion Collateralized Securities Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 32 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above person: GMAM Investment Funds Trust 13-3160892
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 19,758,988.08 shares. (See Item 5 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 19,758,988.08 shares. (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,758,988,08 shares. (See Item 5 below)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 19,758,988.08 shares represent 48.6% of the issued and outstanding shares as of the date of filing.
14.	Type of Reporting Person (See Instructions) EP

Page 2 of 32 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above person: GMAM Group Pension Trust I 01-0719298
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 20,892,552.24 shares. (See Item 5 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 20,892,552.24 shares. (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,892,552.24 shares. (See Item 5 below)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 20,892,552.24 shares represent 51.3% of the issued and outstanding shares as of the date of filing.
14.	Type of Reporting Person (See Instructions) EP

Page 3 of 32 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person: General Motors Investment Management Corporation 382903925
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 40,651,540.32 shares. (See Item 5 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 40,651,540.32 shares. (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,651,540.32 shares. (See Item 5 below)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 40,651,540.32 shares represent 99.9% of the issued and outstanding shares as of the date of filing.
14.	Type of Reporting Person (See Instructions) IA, CO

Page 4 of 32 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person: General Motors Trust Bank, National Association
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 19,758,988.08 shares. (See Item 5 below) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 19,758,988.08 shares. (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,758,988.08 shares. (See Item 5 below)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 19,758,988.08 shares represent 48.6% of the issued and outstanding shares as of the date of filing.
14.	Type of Reporting Person (See Instructions) BK

Page 5 of 32 Pages

Item 1.	Security and Issuer

This Amendment Number 6 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), as amended by Amendment Number 1 thereto on January 12, 2004 (“Amendment No. 1”), as further amended by Amendment Number 2 thereto on February 4, 2004 (“Amendment No. 2”), as further amended by Amendment Number 3 thereto on April 5, 2004 (“Amendment No. 3”), as further amended by Amendment Number 4 thereto on May 12, 2004 (“Amendment No. 4”), and as further amended by Amendment Number 5 thereto on June 3, 2004 (“Amendment No. 5”), filed by GMAM Group Pension Trust I (the “GMAM I Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation (“GM”) (the “Plans”); General Motors Investment Management Corporation, a Delaware corporation (“GMIMCo”), a wholly-owned subsidiary of GM which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended; GMAM Investment Funds Trust (the “GIFT Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain Plans; and General Motors Trust Bank, National Association, a national bank subject to regulation by the Office of the Comptroller of the Currency, as trustee of the GIFT Trust (“GMTB”). The GMAM I Trust, the GIFT Trust, GMIMCo and GMTB are referred to herein as the “Reporting Persons.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Items 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows.

Item 3.	Source and Amount of Funds or Other Consideration

The GMAM I Trust paid $100 million to the Fund on December 17, 2003 in exchange for 10,000,000 shares of common stock. The GIFT Trust paid $50 million to the Fund on January 2, 2004 in exchange for 5,000,000 shares of common stock. The GMAM I Trust paid $50 million to the Fund on February 2, 2004 in exchange for 4,963,698.49 shares of common stock. The GIFT Trust paid $50 million to the Fund on April 1, 2004 in exchange for 4,906,771.34 shares of common stock. The GIFT Trust paid $50 million to the Fund on May 10, 2004 in exchange for 4,926,108.37 shares of common stock. The GMAM I Trust paid $60 million to the Fund on June 1, 2004 in exchange for 5,928,853.75 shares of common stock. On June 21, 2004, the GIFT Trust paid $50 million to the Fund in exchange for 4,926,108.37 shares of common stock (as described in Item 5). The source of the consideration is the assets of certain of the Plans.

Item 4.	Purpose of Transaction

The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing predominantly in asset-backed securities and mortgage-backed securities. As of June 21, 2004, GMTB managed for the benefit of the GIFT Trust an aggregate of 19,758,988.08 Shares, representing 48.6% of the 40,663,085.14 then issued and outstanding Shares.

Except for proposed ongoing monthly acquisitions of additional shares of common stock of the Fund by the GIFT Trust, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Issuer in addition to those referred to in this Statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization

Page 6 of 32 Pages

of and termination by GMIMCo and/or GMTB). No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

Item 5.	Interest in Securities of the Issuer

(a)-(b) On June 21, 2004, GMTB managed for the benefit of the GIFT Trust an aggregate of 19,758,988.08 Shares, representing 48.6% of the 40,663,085.14 then issued and outstanding Shares. As of the date of this Amendment, each of the GMAM I Trust, by virtue of its ownership of the Shares, and GMIMCo, by virtue of its shared voting and dispositive power over 20,892,552.24 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) all Shares the GMAM I Trust has and may acquire. As of the date of this Amendment, each of the GIFT Trust, by virtue of its ownership of the Shares and GMIMCo and GMTB, by virtue of their shared voting and dispositive power over 19,758,988.08 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all Shares the GIFT Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Person is, for the purposes for §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) Except for the acquisition on May 10, 2004, of 4,926,108.37 shares of common stock of the Fund by the GIFT Trust and the acquisition on June 1, 2004, of 5,928,853.75 shares of common stock of the Fund by the GMAM I Trust, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has effected any transactions in the Shares during the past 60 days.

(d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct GMTB to make payments from the GIFT Trust (which may include dividends from or proceeds from the sale of Shares held by the GIFT Trust) to other trusts under the Plans and to other persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the GMAM I Trust’s subscription agreement dated December 17, 2003, which was filed with the Schedule 13D as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated January 2, 2004, which was filed with Amendment No. 1 as Exhibit 1 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated February 2, 2004, which was filed with Amendment No. 2 as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated April 1, 2004, which was filed with Amendment No. 3 as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated May 10, 2004, which was filed with Amendment No. 4 and is incorporated herein by reference, and the GMAM I Trust’s subscription agreement dated June 1, 2004, which was filed with Amendment No. 5 as Exhibit 1 and is incorporated herein by reference, and the other agreements described in Item 4 or Item 5 above, there are no contracts, agreements, understandings, or relationships between GM, the GMAM I Trust, the GIFT Trust, GMIMCo or GMTB or, to the best of its knowledge, any executive officer or director of GM, the GMAM I Trust, the GIFT Trust, GMIMCo or GMTB and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 7 of 32 Pages

Item 7.	Material to be filed as Exhibits

EXHIBIT 1 – Subscription Agreement dated June 21, 2004, between GMAM Investment Funds Trust and Hyperion Collateralized Securities Fund, Inc.

EXHIBIT 2 – Joint Filing Agreement dated June 23, 2004, among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 8 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMAM INVESTMENT FUNDS TRUST (by General Motors Trust Bank, National Association)

By:	/s/ Duen-Li Kao
	Name:	Duen-Li Kao
	Title:	Managing Director, Global Fixed Income, General Motors Trust Bank, National Association

Date: June 23, 2004

Page 9 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY, as trustee for GMAM GROUP PENSION TRUST I (as directed by General Motors Investment Management Corporation)

By:	/s/ Matthew Daly
Name: Matthew Daly Title: Vice President

Date: June 23, 2004

Page 10 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao
Name: Duen-Li Kao Title: Managing Director, Global Fixed Income

Date: June 23, 2004

Page 11 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION

By:	/s/ Duen-Li Kao
Name: Duen-Li Kao Title: Managing Director, Global Fixed Income

Date: June 23, 2004

Page 12 of 32 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM

Percy N. Barnevik	Director	Chairman, AstraZeneca PLC

John H. Bryan	Director

Armando M. Codina	Director	Chairman and Chief Executive Officer, Codina Group, Inc.

John M. Devine	Vice Chairman and Chief Financial Officer

George M. C. Fisher	Director

Thomas A. Gottschalk	Executive Vice President, Law and Public Policy and General Counsel

Karen Katen	Director	President, Pfizer Global Pharmaceuticals Group; Executive Vice President, Pfizer Inc.

Kent Kresa	Director

Alan G. Lafley	Director	Chairman, President and Chief Executive, The Procter & Gamble Company

Philip A. Laskawy	Director

Robert A. Lutz	Vice Chairman of Product Development and Chairman of GM North America

E. Stanley O’Neal	Director	Chairman, Chief Executive and President, Merrill Lynch & Co., Inc.

Page 13 of 32 Pages

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM

Eckhard Pfeiffer	Director

G. Richard Wagoner, Jr.	Chairman and Chief Executive Officer

Page 14 of 32 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo
Jon W. de Klerk	Chief Financial Officer, Vice President and Treasurer

Thomas E. Dobrowski	Managing Director, Real Estate and Alternative Investments

Myra R. Drucker	Director and Chief Investment Officer, General Motors Trust Bank

Susan G. Ezrati	Chief Client Officer

Charles G. Froland	Managing Director, Private Market Investments

David F. Holstein	Managing Director, Global Equities

Paul F. Jock, II	Director, Vice President and General Counsel

Duen-Li Kao	Managing Director, Global Fixed Income

Michael E. Klehm	Director and Chief Operating Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Corporate Governance & Secretary

B. Jack Miller	Director and Chief Investment Officer, Affiliated Funds

W. Allen Reed	Chairman of the Board of Directors, President and Chief Executive Officer

Edgar J. Sullivan	Managing Director, Absolute Return Strategies

Page 15 of 32 Pages

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo
R. Charles Tschampion	Director, Managing Director, Investment Research and Managing Director, Defined Contribution Plans

Page 16 of 32 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Bank, National Association is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMTB

Jon W. de Klerk	Chief Financial Officer, Vice President and Treasurer

Thomas E. Dobrowski	Managing Director, Real Estate and Alternative Investments

Myra R. Drucker	Director and Chief Investment Officer, General Motors Trust Bank

Susan G. Ezrati	Chief Client Officer

Charles G. Froland	Managing Director, Private Market Investments

David F. Holstein	Managing Director, Global Equities

Paul F. Jock, II	Director, Vice President and General Counsel

Duen-Li Kao	Managing Director, Global Fixed Income

Michael E. Klehm	Director, Chief Operating Officer and Trust Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Corporate Governance & Secretary

B. Jack Miller	Director and Chief Investment Officer, Affiliated Funds

W. Allen Reed	Chairman of the Board of Directors, President and Chief Executive Officer

Edgar J. Sullivan	Managing Director, Absolute Return Strategies

Page 17 of 32 Pages

NAME AND BUSINESS ADDRESS	POSITION WITH GMTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMTB
R. Charles Tschampion	Director, Managing Director, Investment Research and Managing Director, Defined Contribution Plans

Pages 18 of 32 Pages

EXHIBIT INDEX

EXHIBIT 1	Subscription Agreement dated June 21, 2004, between GMAM Investment Funds Trust and Hyperion Collateralized Securities Fund, Inc.

EXHIBIT 2	Joint Filing Agreement dated June 23, 2004 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 19 of 32 Pages